                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                 FORM 12B-25                   ---------------
                                                               SEC FILE NUMBER

                                                                    0-8698
                         NOTIFICATION OF LATE FILING           ---------------


  (Check One): ( ) Form 10-K  ( ) Form 20-F  ( ) Form 11-K (x) Form 10-Q
               ( ) Form N-SAR

                 For Period Ended:   June 30, 1997
                                  -------------------------
                 (  )     Transition Report on Form 10-K
                 (  )     Transition Report on Form 20-F
                 (  )     Transition Report on Form 11-K
                 (  )     Transition Report on Form 10-Q
                 (  )     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------




If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Concorde Gaming Corporation
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Full Name of Registrant


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Former Name if Applicable

3290 Lien Street
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Address of Principal Executive Office (Street and Number)

Rapid City, South Dakota 57702
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)      The reasons  described in reasonable detail  in Part III of
      |           this  form could not be  eliminated without unreasonable
      |           effort or expense;
      |  (b)      The subject  annual report, semi-annual report,  transition
      |           report on  Form 10-K, Form 20-F, 11-K  or Form N-SAR, or
      |           portion  thereof, will be filed  on or before the  fifteenth
      |           calendar day following the  prescribed due date; or the
  (x) |           subject quarterly report of transition report on Form 10-Q, or
      |           portion thereof will be filed on or before the fifth calendar
      |           day following the prescribed due date; and
      |  (c)      The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.

PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Please See Attached.

PART IV - OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification

        David L. Crabb                (605)                   341-7738
        --------------------       -----------               ----------
            (Name)                 (Area Code)               (Telephone
                                                               Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
        filed?  If answer is no, identify report(s).        (x) Yes ( ) No

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 (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
        report or portion thereof?                          (x) Yes ( ) No


        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

===============================================================================

                         Concorde Gaming Corporation
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   August 15,1997                   /s/ David L. Crabb
    -----------------                   ---------------------------------------
                                        David L. Crabb, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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|      INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL     |
|      CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).                             |
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



PART III - NARRATIVE

During the three months ended June 30, 1997, the Company transferred its South Dakota video lottery assets to North Star Casino Limited Liability Company as part of an Asset Exchange Agreement.

As a result, additional time is necessary to complete the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997.

PART IV - OTHER INFORMATION

3. The Registrant believes that there will be a significant change in the results of operations from the corresponding periods for the last fiscal year. Anticipated condensed financial information for the Registrant for the three and nine months ended June 30, 1997 is as follows:

                                                        Three Months ended                 Nine Months ended
                                                              June 30,                          June 30,
     Results of Operations                               1997              1996           1997             1996
                                                      -------------------------------------------------------------
     Revenues                                          1,810,168         2,807,586      5,881,377        8,410,711
     Costs and expenses                                1,969,241         2,611,581      6,483,779        7,813,948
     Other income (expense)                               78,060            24,680      2,730,757         (132,121)
     Income taxes                                        (27,400)           74,100        741,700          161,900
                                                      -------------------------------------------------------------
     Net Income (loss)                                   (53,613)          146,585      1,386,655          302,742
                                                      =============================================================
     Net Income (loss) per common share                ($0.00   )            $0.01          $0.06            $0.01
                                                      =============================================================